FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 1, 2011 – Total Voting Rights
2.	Press release dated April 14, 2011 – Annual Information Update

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 17, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st March 2011 consists of 1,345,368,178 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,345,368,178.

The above figure 1,345,368,178 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Annual Information Update for ARM Holdings plc (the "AIU")

Dated 31 March 2011

1           Introduction

1.1           This AIU for the period 29 March 2010 to 31 March 2011 is provided in accordance with the requirements of Prospectus Rule 5.2.  The AIU refers to all information which ARM has published or made available to the public during this period. It is not provided for any other purpose and neither the company nor any other person takes responsibility for or makes any representation, express or implied, as to the accuracy or completeness of the information it contains.

This information is not necessarily up to date as at the date of this AIU and the company does not undertake an obligation to update the information in the future.  This AIU does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

1.2           This AIU contains a list of:

•	news releases and announcements which were made via a Regulatory Information Service (a RIS );
•	news releases and announcements which were filed with the US Securities and Exchange Commission ("SEC");
•	documents filed at the UK Registrar of Companies ("Companies House");
•	documents published and sent to shareholders

1.3           ARM is publishing the AIU via a RIS today and making it available in the Investors section of our website www.arm.com/ir

2           List of Announcements

The following is a list of all news releases and announcements of a regulatory nature which have been made via a RIS, in the previous 12 months together with the date of the release. A full copy of these announcements can be viewed at www.londonstockexchange.com/marketnews.

Date of Publication	Regulatory Headline

30 Mar 2011	Holding(s) in Company

28 Mar 2011	Holding(s) in Company
28 Mar 2011	Holding(s) in Company
04 Mar 2011	Publication of ARM Holings plc's Annual Report 2010
01 Mar 2011	Total Voting Rights
24 Feb 2011	PDMR shareholdings
23 Feb 2011	Blocklisting Interim Review
23 Feb 2011	Blocklisting Interim Review
23 Feb 2011	Blocklisting Interim Review
23 Feb 2011	Blocklisting Interim Review
23 Feb 2011	Blocklisting Interim Review
23 Feb 2011	Blocklisting Interim Review
22 Feb 2011	Block listing application
18 Feb 2011	PDMRs' shareholding
18 Feb 2011	Treasury Stock
17 Feb 2011	Holding(s) in Company
16 Feb 2011	Treasury Stock
15 Feb 2011	Treasury Stock
15 Feb 2011	Directors' shareholding
15 Feb 2011	Directors'/PDMRs' shareholding
14 Feb 2011	Treasury Stock
11 Feb 2011	Treasury Stock
11 Feb 2011	Directors' Shareholding
10 Feb 2011	Treasury Stock
10 Feb 2011	PDMRs' shareholding
10 Feb 2011	PDMRs' shareholding
09 Feb 2011	Treasury Stock
09 Feb 2011	Directors'/PDMRs' shareholdings

08 Feb 2011	Treasury Stock
07 Feb 2011	Treasury Stock
07 Feb 2011	Directors'/PDMRs' shareholding
07 Feb 2011	PDMR's shareholding
04 Feb 2011	Treasury Stock
04 Feb 2011	Director/PDMR Shareholding
03 Feb 2011	Treasury Stock
03 Feb 2011	Directors'/PDMRs' shareholding
01 Feb 2011	Total Voting Rights
01 Feb 2011	Q4 & FY 2010 Results
01 Feb 2011	Final Dividend For The Year Ended 31 December 2010
17 Jan 2011	Board Changes
13 Jan 2011	Holding(s) in Company
06 Jan 2011	ARM - Microsoft announcement at CES
04 Jan 2011	Total Voting Rights
21 Dec 2010	Holding(s) in Company
20 Dec 2010	Treasury Stock
17 Dec 2010	Treasury Stock
16 Dec 2010	Treasury Stock
15 Dec 2010	Treasury Stock
13 Dec 2010	Treasury Stock
10 Dec 2010	Treasury Stock
09 Dec 2010	Treasury Stock
08 Dec 2010	Treasury Stock
07 Dec 2010	Directors'/PDMRs' shareholding
06 Dec 2010	Treasury Stock
03 Dec 2010	Treasury Stock

02 Dec 2010	Treasury Stock
02 Dec 2010	Director/PDMR Shareholding
01 Dec 2010	Total Voting Rights
01 Dec 2010	Treasury Stock
01 Dec 2010	Treasury Stock Replacement
30 Nov 2010	Treasury Stock
29 Nov 2010	Treasury Stock
26 Nov 2010	Treasury Stock
25 Nov 2010	Treasury Stock
24 Nov 2010	Treasury Stock
23 Nov 2010	Treasury Stock
23 Nov 2010	Appointment of Joint Corporate Broker
22 Nov 2010	Treasury Stock
19 Nov 2010	Treasury Stock
18 Nov 2010	Treasury Stock
17 Nov 2010	Treasury Stock
15 Nov 2010	Treasury Stock
12 Nov 2010	Treasury Stock
05 Nov 2010	Treasury Stock
04 Nov 2010	Treasury Stock
03 Nov 2010	Treasury Stock
02 Nov 2010	Director/PDMR Shareholding
02 Nov 2010	Treasury Stock
01 Nov 2010	Total Voting Rights
29 Oct 2010	Treasury Stock
28 Oct 2010	Treasury Stock
26 Oct 2010	Q3 2010 Results

21 Oct 2010	Treasury Stock
20 Oct 2010	Holding(s) in Company
20 Oct 2010	Holding(s) in Company
06 Oct 2010	Treasury Stock
05 Oct 2010	Holding(s) in Company
01 Oct 2010	Total Voting Rights
30 Sep 2010	Holding(s) in Company
22 Sep 2010	Holding(s) in Company
17 Sep 2010	Treasury Stock
16 Sep 2010	Treasury Stock
15 Sep 2010	Treasury Stock
14 Sep 2010	Treasury Stock
14 Sep 2010	Director/PDMR Shareholding
13 Sep 2010	Treasury Stock
10 Sep 2010	Treasury Stock
09 Sep 2010	Treasury Stock
09 Sep 2010	Director/PDMR Shareholding
07 Sep 2010	Treasury Stock
07 Sep 2010	Director's shareholding
06 Sep 2010	Treasury Stock
06 Sep 2010	Holding(s) in Company
03 Sep 2010	Treasury Stock
02 Sep 2010	Treasury Stock
01 Sep 2010	Treasury Stock
01 Sep 2010	Total Voting Rights
31 Aug 2010	Treasury Stock
27 Aug 2010	Treasury Stock

26 Aug 2010	Treasury Stock
25 Aug 2010	Treasury Stock
25 Aug 2010	Announcement of dealings by a PDMR
24 Aug 2010	Treasury Stock
23 Aug 2010	Announcement of share sale by a PDMR
23 Aug 2010	Treasury Stock
23 Aug 2010	Holding(s) in Company
20 Aug 2010	Treasury Stock
19 Aug 2010	Treasury Stock
18 Aug 2010	Treasury Stock
17 Aug 2010	Treasury Stock
16 Aug 2010	Treasury Stock
13 Aug 2010	Treasury Stock
11 Aug 2010	Treasury Stock
11 Aug 2010	Holding(s) in Company
11 Aug 2010	Holding(s) in Company
10 Aug 2010	Treasury Stock
09 Aug 2010	Treasury Stock
06 Aug 2010	Treasury Stock
05 Aug 2010	Treasury Stock
04 Aug 2010	Treasury Stock
03 Aug 2010	Treasury Stock
03 Aug 2010	Directors' shareholdings
02 Aug 2010	Treasury Stock
02 Aug 2010	PDMR shareholdings
02 Aug 2010	Total Voting Rights
30 Jul 2010	Treasury Stock

29 Jul 2010	Treasury Stock
27 Jul 2010	Q2 Results and Half Year ended 30 June 2010
23 Jul 2010	Treasury Stock
23 Jul 2010	Microsoft Licenses ARM Architecture
13 Jul 2010	Holding(s) in Company
13 Jul 2010	Holding(s) in Company
06 Jul 2010	Holding(s) in Company
02 Jul 2010	Holding(s) in Company
01 Jul 2010	Total Voting Rights
30 Jun 2010	Holding(s) in Company
23 Jun 2010	Holding(s) in Company
17 Jun 2010	Treasury Stock
16 Jun 2010	Treasury Stock
15 Jun 2010	Treasury Stock
14 Jun 2010	Treasury Stock
11 Jun 2010	Treasury Stock
10 Jun 2010	Treasury Stock
10 Jun 2010	PDMR's shareholding
09 Jun 2010	Directors'/PDMRs' shareholding
09 Jun 2010	Treasury Stock
08 Jun 2010	Treasury Stock
07 Jun 2010	Treasury Stock
07 Jun 2010	Announcement of Acquisition of Shares
04 Jun 2010	Treasury Stock
03 Jun 2010	Treasury Stock
02 Jun 2010	Treasury Stock
01 Jun 2010	Treasury Stock

01 Jun 2010	Total Voting Rights
28 May 2010	Treasury Stock
26 May 2010	Treasury Stock
25 May 2010	Treasury Stock
25 May 2010	Treasury Stock - Replacement
21 May 2010	Transaction in Own Shares
20 May 2010	Treasury Stock
19 May 2010	Treasury Stock
19 May 2010	Analyst and Investor Day
18 May 2010	Treasury Stock
17 May 2010	Treasury Stock
14 May 2010	Treasury Stock
14 May 2010	AGM Statement
13 May 2010	Treasury Stock
12 May 2010	Treasury Stock
11 May 2010	Treasury Stock
11 May 2010	Replacement Treasury Stock
11 May 2010	Treasury Stock Replacement
10 May 2010	Treasury Stock
06 May 2010	Treasury Stock
05 May 2010	Treasury Stock
04 May 2010	Treasury Stock
04 May 2010	Total Voting Rights
30 Apr 2010	Treasury Stock
29 Apr 2010	Treasury Stock
27 Apr 2010	Results for the First Quarter ended 31 March 2010
26 Apr 2010	Annual Information Update

19 Apr 2010	Holding(s) in Company
16 Apr 2010	Annual Report
16 Apr 2010	Board Changes
01 Apr 2010	Total Voting Rights

3           List of SEC filings

The following is a list of all news releases and announcements of a regulatory nature which have been made via the SEC in the period together with the date of the release.  A full copy of these announcements can e viewed at www.sec.gov

Form	Description	Filing Date
20-F`	Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0000950103-11-000871 (34 Act) Size: 5 MB	2011-03-04
SC 13G	Statement of acquisition of beneficial ownership by individuals Acc-no: 0000315066-11-002254 (34 Act) Size: 12 KB	2011-02-14
SC 13G/A	[Amend]Statement of acquisition of beneficial ownership by individuals Acc-no: 0000949308-11-000005 (34 Act) Size: 11 KB	2011-02-08
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-003251 (34 Act) Size: 1 MB	2010-11-04
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-002339 (34 Act) Size: 121 KB	2010-08-06
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-002263 (34 Act) Size: 1 MB	2010-08-02

UPLOAD	[Cover]SEC-generated letter Acc-no: 0000000000-10-041110 Size: 37 KB	2010-07-21
CORRESP	[Cover]Correspondence Acc-no: 0000950103-10-002073 Size: 55 KB	2010-07-14
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-001942 (34 Act) Size: 49 KB	2010-07-01
UPLOAD	[Cover]SEC-generated letter Acc-no: 0000000000-10-036850 Size: 70 KB	2010-06-30
CORRESP	[Cover]Correspondence Acc-no: 0000950103-10-001803 Size: 90 KB	2010-06-18
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-001708 (34 Act) Size: 35 KB	2010-06-08
UPLOAD	[Cover]SEC-generated letter Acc-no: 0000000000-10-028916 Size: 84 KB	2010-05-25
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-001250 (34 Act) Size: 999 KB	2010-04-29
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0000950103-10-001117 (34 Act) Size: 5 MB	2010-04-15
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950103-10-000948 (34 Act) Size: 136 KB

4           Documents filed at Companies House

The following documents were filed with Companies House on or around the dates indicated:

Date of Publication	Document	Brief Description of document
16.04.2010	Accounts	Annual Report and Accounts 2009
14.05.2010	AGM	Notice of Special Resolutions passed at AGM
Memorandum and New Articles of Association
	TM01	Resignation of Lucio Lanza
10.11.2010	AR01	Annual Return dated 23.10.2010
25.01.2011	AP01	Appointment of Larry Hirst
	AP01	Appointment of Janice Roberts
31.01.2011	TM01	Resignation of Jeremy Scudamore
07.02.2011	AR01	Updated Annual Return dated 24.10.2010
28.02.2011	AP01	Appointment of Andy Green

Copies of documents filed at Companies House can be obtained from www.direct.companieshouse.gov.uk or from the Company Secretary at ARM Holdings plc, Liberty House, Moorbridge Road, Maidenhead, Berkshire SL6 8LT UK

Further information about ARM is available through the Company's website www.arm.com

5           Documents published and sent to shareholders

The following documents were published and sent to shareholders who requested hard copy documents.  They are available on the Company's website www.arm.com/ir in the Investors section.  The Annual Report and Accounts were also filed with the UK Listing Authority Document Viewing Facility.

Date of Publication	Brief Description of Document

16.04.2010	Annual Report and Accounts for year ended 31 December 2009

Circular to Shareholders

Notice of 2010 Annual General Meeting

Letter inviting shareholders to use electronic communications

16.03 2011	Annual Report and Accounts for year ended 31 December 2010

Circular to Shareholders

Notice of 2011 Annual General Meeting

Letter inviting shareholders to use electronic communications

6.           Contacts

Copies of all documents referred to above are available on the Company's website www.arm.com/ir and are also available from:

Patricia Alsop
Company Secretary
ARM Holdings plc
Liberty House
Moorbridge Road
Maidenhead
SL6 8LT
UK
Email: company.secretary@arm.com